UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities
Exchange Act of 1934

(Amendment No. 5)*

Independence Contract Drilling, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

453415309

(CUSIP Number)

Haig Maghakian

Glendon Capital Management LP

2425 Olympic Blvd., Suite 500E

Santa Monica, California 90404

Phone: 310-907-0450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glendon Capital Management LP 46-1394333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,668,692
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,668,692
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,668,692 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (**)
14	TYPE OF REPORTING PERSON IA

(*) Subject to the Section 16 Conversion Blocker (as defined below), Glendon Capital Management, LP ("GCM") may be deemed to beneficially own 22,878,132 shares of the Issuer’s Common Stock underlying the $103,180,378.44 current aggregate principal balance of the Issuer’s Floating Rate Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”) held by Glendon Opportunities Fund II, L.P., a private fund for which GCM acts as the investment manager (“G2”), which includes the 829,822 shares of the Issuer’s Common Stock underlying the $3,742,500 principal balance of the additional Notes issued to G2 in connection with the Accordion Facility (as defined in Item 3 below) reported herein. The Notes held by G2 are convertible into shares of Common Stock at the option of the holder at a conversion price of $4.51 per share. Pursuant to the terms of the Notes, a holder of the Notes is not entitled to receive any shares of Common Stock upon conversion of any Notes held by such holder, to the extent that such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for the purposes of Section 13 or Section 16 of the Exchange Act and the rules promulgated thereunder, as determined pursuant to the rules promulgated Section 13(d) of the Exchange Act, would beneficially own a number of shares of Common Stock in excess of the Restricted Ownership Percentage (the “Section 16 Conversion Blocker”). The “Restricted Ownership Percentage” is 9.9% of the shares of Common Stock then issued and outstanding, which percentage may be changed to 19.9% at a holder’s election upon 61 days’ notice to the Issuer.

(**) Percentage based on the sum of (a) 15,186,780 shares of the Issuer’s Common Stock outstanding as of November 15, 2024, as reported by the Issuer in the Form 10-Q for the quarterly period ended September 30, 2024 as filed with the SEC on November 19, 2024 (the “Form 10-Q”), and (b) 1,668,692 shares of Common Stock issuable upon conversion of certain of the Notes, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by G2 upon conversion of the Notes.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Sayer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,668,692
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,668,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,668,692 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (**)
14	TYPE OF REPORTING PERSON IN HC

(*) Mr. Sayer is a partner and investment committee member of GCM and has been delegated authority by GCM to direct the voting and disposition of shares of Common Stock held by G2. Subject to the Section 16 Conversion Blocker, GCM may also be deemed to beneficially own 22,878,132 shares of the Issuer’s Common Stock underlying the $103,180,378.44 current aggregate principal balance of the Notes held by G2, which includes the 829,822 shares of the Issuer’s Common Stock underlying the $3,742,500 principal balance of the additional Notes issued to G2 in connection with the Accordion Facility reported herein. The Notes held by G2 are convertible into shares of Common Stock at the option of the holder at a conversion price of $4.51 per share. Pursuant to the terms of the Notes, a holder of the Notes is not entitled to receive any shares of Common Stock upon conversion of any Notes held by such holder, to the extent that the Section 16 Conversion Blocker applies.

(**) Percentage based on the sum of (a) 15,186,780 shares of the Issuer’s Common Stock outstanding as of November 15, 2024, as reported by the Issuer in the Form 10-Q, and (b) 1,668,692 shares of Common Stock issuable upon conversion of certain of the Notes, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by G2 upon conversion of the Notes.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glendon Opportunities Fund II, L.P. 82-1515613
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,668,692
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,668,692
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,668,692 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (**)
14	TYPE OF REPORTING PERSON PN

(*) Subject to the Section 16 Conversion Blocker, G2 beneficially own 22,878,132 shares of the Issuer’s Common Stock underlying the $103,180,378.44 current aggregate principal balance of the Notes, which includes the 829,822 shares of the Issuer’s Common Stock underlying the $3,742,500 principal balance of the additional Notes issued to G2 in connection with the Accordion Facility reported herein. The Notes held by G2 are convertible into shares of Common Stock at the option of the holder at a conversion price of $4.51 per share. Pursuant to the terms of the Notes, a holder of the Notes is not entitled to receive any shares of Common Stock upon conversion of any Notes held by such holder, to the extent that the Section 16 Conversion Blocker applies.

(**) Percentage based on the sum of (a) 15,186,780 shares of the Issuer’s Common Stock outstanding as of November 15, 2024, as reported by the Issuer in the Form 10-Q, and (b) 1,668,692 shares of Common Stock issuable upon conversion of certain of the Notes, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by G2 upon conversion of the Notes.

Item 1.	Security and Issuer

Explanatory Note: This Amendment No. 5 amends and supplements certain items of the Schedule 13D, filed by the Reporting Entities on March 28, 2022, which was previously amended and restated by that Amendment No.1 to the Schedule 13D filed with the SEC on April 19, 2023, that Amendment No. 2 to the Schedule 13D filed with the SEC on August 18, 2023, that Amendment No. 3 to the Schedule 13D filed with the SEC on July 10, 2024, and that Amendment No. 4 to the Schedule 13D filed with the SEC on September 5, 2024 (collectively, the “Prior Schedule 13D”), in order to report the Reporting Entities’ shares of the common stock, $0.01 par value per share (“Common Stock”), of Independence Contract Drilling, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 reflects a material update to the purpose of the Reporting Persons with respect to the securities of the Issuer since Amendment No. 4. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 5, the Prior Schedule 13D is unchanged.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 20475 State Highway 249, Suite 300, Houston, TX 77070.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

On November 25, 2024, the Issuer, as borrower under the Floating Rate Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”), and G2 and certain affiliates of MSD Partners, L.P. (the “Other Noteholders”), as lenders under the Notes, agreed to an accordion facility for an aggregate principal amount of $7,500,000 (the “Accordion Facility”) pursuant to the terms and conditions in the Convertible Note Subscription Agreement dated November 25, 2024 by and among the Issuer, G2 and the Other Noteholders (the “Subscription Agreement”) and the Indenture, dated as of March 18, 2022. In connection with the Accordion Facility, as provided by the Subscription Agreement, G2 purchased additional Notes (the “Accordion Notes”) in the principal amount of $3,742,500 on November 25, 2024 pursuant to the Subscription Agreement.

The source of funds to purchase the Accordion Notes was the working capital of the G2. For the avoidance of doubt, the Reporting Persons and the Other Noteholders are not affiliates or acting as a “group” of beneficial owners in connection with the voting or disposition of the Common Stock.

The foregoing description of the Subscription Agreement is qualified in its entirety to the full text of the Subscription Agreement, which is included as Exhibits 99.7 hereto.

Item 4.	Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph of Item 4:

G2 and the Other Noteholders entered into the Accordion Facility and acquired the additional Notes pursuant to the Subscription Agreement in order to provide near-term liquidity to the Issuer, as previously contemplated in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2024 as filed with the SEC on November 19, 2024 (the “Form 10-Q”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned:

GCM – 1,668,692 (*)

Christopher Sayer - 1,668,692 (*)

G2 – 1,668,692 (*)

Percent of class:

GCM – 9.9% (**)

Christopher Sayer - 9.9% (**)

G2 – 9.9% (**)

(b)	Number of shares as to which GCM has:

(i)	Sole power to vote or to direct the vote: 1,668,692 (*)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,668,692 (*)
(iv)	Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Christopher Sayer has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,668,692 (*)
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,668,692 (*)

Number of shares as to which G2 has:

(i)	Sole power to vote or to direct the vote: 1,668,692 (*)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,668,692 (*)
(iv)	Shared power to dispose or to direct the disposition of: 0

(*) Subject to the Section 16 Conversion Blocker, GCM may also be deemed to beneficially own 22,878,132 shares of the Issuer’s Common Stock underlying the $103,180,378.44 current aggregate principal balance of the Notes held by G2, which includes the 829,822 shares of the Issuer’s Common Stock underlying the $3,742,500 principal balance of the additional Notes issued to G2 in connection with the Accordion Facility reported herein. The Notes held by G2 are convertible into shares of Common Stock at the option of the holder at a conversion price of $4.51 per share. Pursuant to the terms of the Notes, a holder of the Notes is not entitled to receive any shares of Common Stock upon conversion of any Notes held by such holder to the extent that the Section 16 Conversion Blocker applies.

(**) Percentage based on the sum of (a) 15,186,780 shares of the Issuer’s Common Stock outstanding as of November 15, 2024, as reported by the Issuer in the Form 10-Q, and (b) 1,668,692 shares of Common Stock issuable upon conversion of certain of the Notes held by G2, which, due to the Restricted Ownership Percentage, is the maximum number of shares that could be received by G2 upon conversion of the Notes.

(c)	No transactions have been effected by the Reporting Persons during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Items 3 and 4 is incorporated by reference herein.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.7 and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit 99.7 – Convertible Note Subscription Agreement, dated as of November 25, 2024, by and among Independence Contract Drilling, Inc., MSD PCOF Partners LXXIII, LLC, MSD Private Credit Opportunity (NON- ECI) Fund, LL, MSD Credit Opportunity Master Fund, L.P. and Glendon Opportunities Fund II, L.P. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 27, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Glendon Capital Management, LP

November 27, 2024	By:	/s/ Haig Maghakian
Chief Compliance Officer / General Counsel

November 27, 2024	By:	/s/ Christopher Sayer
Individual

Glendon Opportunities Fund II, L.P.

November 27, 2024	By:	/s/ Haig Maghakian
Glendon Capital Associates II, LLC its General Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)